Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 10, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on February 9, 2009, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated February 9, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
February 10, 2009	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

CAPITAL INJECTION TO

CHINA LIFE INSURANCE ASSET MANAGEMENT COMPANY LIMITED

The Board wishes to announce that the Company has entered into the Agreement on 9 February 2009 with CLIC and AMC whereby each of the Company and CLIC has agreed to inject further capital into AMC in proportion to their respective shareholdings in AMC. The total amount to be injected by the Company and CLIC into AMC is RMB2,000,000,000. Upon completion of the Capital Injection, the shareholdings of AMC will continue to be held by CLIC and the Company as to 40% and 60%, respectively.

BACKGROUND

The Board wishes to announce that the Company has entered into the Agreement on 9 February 2009 with CLIC and AMC whereby each of the Company and CLIC has agreed to inject further capital into AMC in proportion to their respective shareholdings in AMC. As at the date of this announcement, AMC is a subsidiary of the Company, in which CLIC and the Company hold 40% and 60% equity interest respectively. Upon completion of the Capital Injection, the shareholdings of AMC will continue to be held by CLIC and the Company as to 40% and 60%, respectively.

CAPITAL INJECTION AGREEMENT

Date

9 February 2009

Parties

AMC

The Company

CLIC

Commission File Number 001-31914

Capital Injection

The Company and CLIC have agreed to inject further capital into AMC in proportion to their respective shareholdings in AMC. The Company will inject a total amount of RMB1,200,000,000 into AMC in the following manner: (1) cash of RMB1,080,000,000 will be injected to increase the registered capital of AMC; and (2) undistributed dividends of RMB120,000,000 from AMC to the Company will be capitalized and converted into registered capital of AMC. CLIC will inject a total amount of RMB800,000,000 into AMC in the following manner: (1) cash of RMB720,000,000 will be injected to increase the registered capital of AMC; and (2) undistributed dividends of RMB80,000,000 from AMC to CLIC will be capitalized and converted into registered capital of AMC. The total amount to be injected on pro rata basis by the Company and CLIC respectively is determined based on the capital requirement of AMC, taking into consideration of the growth of AMC’s businesses.

Prior to completion of the Capital Injection, CLIC and the Company held 40% and 60% of the shareholdings of AMC, respectively.

As the Company and CLIC shall each inject capital pro rata with their current shareholdings in AMC, subsequent to the Capital Injection, the Company and CLIC shall continue to hold 60% and 40%, respectively, of the enlarged share capital of AMC.

Payment

The Company shall fulfil its payment obligation of RMB1,080,000,000 by cash. The cash payment will be financed by the Company’s internal resources. The Company and CLIC shall each fulfil its payment obligations within 5 business days after the receipt of a payment notice from AMC.

Conditions of the Capital Injection

The Capital Injection is conditional upon the following:

(i) each of the Company, CLIC and AMC having complied with its internal procedures necessary for the performance of the Agreement;

(ii) there being no laws, injunctions or resolutions prohibiting the Company from injecting capital into AMC as of the date of obtaining all approvals required for the Capital Injection; and

(iii) there being no material breaches of the Agreement as of the date of obtaining all approvals required for the Capital Injection.

The completion of the Capital Injection will occur upon the receipt of approval from CIRC and on the day of registration of the change in the registered capital with the relevant authorities.

INFORMATION ON THE COMPANY

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies.

Commission File Number 001-31914

INFORMATION ON CLIC

CLIC, being the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company.

INFORMATION ON AMC

The principal business activities of AMC are to manage insurance funds and to provide consultation services relating to insurance fund management.

Based on the audited financial statements of AMC, which were prepared under PRC GAAP, its profit for the two years ended 31 December 2007 is as follows:

	For the year ended 31/12/2006		For the year ended 31/12/2007
Profit before taxation and extraordinary items	RMB	346,971,870	RMB	588,774,749
Profit after taxation and extraordinary items	RMB	236,613,815	RMB	444,888,821

The audited net asset value of AMC, based on PRC GAAP, as at 31 December 2007 is RMB1,750,774,881.

REASONS FOR AND BENEFITS OF THE CAPITAL INJECTION

The Capital Injection in AMC will be of strategic significance to the Company. Through the Capital Injection, the Company can further strengthen its capital base and increase its market competitiveness in the field of insurance fund management and achieve effective deployment of the Company’s existing resources.

The Directors (including the independent non-executive Directors) are of the view that the terms of the transactions contemplated under the Agreement are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

Before the Capital Injection, the Company holds 60% of the issued share capital of AMC. CLIC, the holding company of the Company, currently holds an approximate 68.37% of the issued share capital of the Company, and therefore is a connected person of the Company. As CLIC also holds 40% of the issued share capital of AMC, under Rule 14A.11(5) of the Listing Rules, AMC also constitutes a connected person of the Company. As such, the Agreement constitutes a connected transaction of the Company under Rule 14A.13(1)(a) of the Listing Rules. Given that the relevant applicable percentage ratios set out in the Listing Rules for the transactions contemplated under the Agreement are less than 2.5% but more than 0.1%, the Agreement is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempted from the independent shareholders’ approval requirement.

CLIC’s capital injection into AMC also constitutes a connected transaction under Rule 14A.13(1)(a) of the Listing Rules, but is exempted from the announcement, reporting and shareholders’ approval requirements under Rule 14A.31(3)(a) of the Listing Rules on the basis that CLIC’s capital injection is made in proportion to its shareholding in AMC.

There are no prior transactions among the Company, CLIC and AMC which require to be aggregated with the Capital Injection pursuant to Rule 14A.25 of the Listing Rules.

Commission File Number 001-31914

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Agreement”	the capital injection agreement entered into between the Company, CLIC and AMC on 9 February 2009 in respect of the Capital Injection

“AMC”	(China Life Asset Management Company Limited), a limited liability company incorporated in the PRC and a subsidiary of the Company

“Board”	the board of Directors

“Capital Injection”	the Company’s capital injection of a total amount of RMB1,200,000,000 and CLIC’s capital injection of a total amount of RMB800,000,000 into AMC pursuant to the Agreement

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, the Macau Special Administrative Region and Taiwan region

“PRC GAAP”	the Accounting Standards for Business Enterprises published by the Ministry of Finance of the People’s Republic of China in 2006 and other relevant rules

“RMB”	Renminbi, the lawful currency of the PRC

Commission File Number 001-31914

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 9 February 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin

Independent Non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung